Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Emer Reynolds Ph: 353-1-709-4000 Chris Burns Ph: 800-252-3526	Davia Temin Ph: 212-407-5740 Elizabeth Headon Ph: 353-1-498-0300

ELAN SIGNS LICENSE AGREEMENT WITH ABBOTT FOR ELAN’S
PROPRIETARY NANOCRYSTAL® TECHNOLOGY

To Develop a Single Fixed-Dose Combination of TriCor® and Crestor® for High
Cholesterol Patients

DUBLIN, IRELAND, JULY 6, 2006--Elan Corporation, plc (NYSE:ELN) today announced that it has entered into a License Agreement with Abbott Pharmaceutical PR Ltd (NYSE:ABT) in which Abbott has been granted US rights, in a partnership with AstraZeneca Pharmaceuticals, LP, to utilize Elan’s proprietary NanoCrystal Technology to develop and commercialize a single fixed-dose combination product containing the active pharmaceutical ingredients in Abbott’s TriCor® 145 (fenofibrate) and AstraZeneca’s Crestor® (rosuvastatin calcium) products. Under the terms of the License Agreement, Elan will receive payments upon the achievement of development, clinical, and regulatory milestones for such new combination product. Additionally, Elan will receive royalty payments based on US sales of the combination product, if successfully developed and commercialized.

Under the License Agreement, Elan’s NanoCrystal Technology may be utilized in the combination product in order to optimize bioavailability and absorption in patients. TriCor® 145 and Crestor® are both currently marketed and used to treat adults with high cholesterol. TriCor, part of a class of medications called fibrates, has been shown to predominately reduce triglycerides, a form of fat or lipid obtained through food sources, raise HDL cholesterol and lower LDL cholesterol. Crestor is part of a class of medications called statins, which have been shown to reduce LDL cholesterol. The successful combination of the two products into one oral dosage form, could provide patients with a single treatment.

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Presently, health care professionals are advised to consider carefully the benefits of the combined use of fibrate and statin drugs, in light of concerns regarding potentially serious side effects that could lead to acute renal failure. Rigorous clinical study of these agents in combination to evaluate their safety and efficacy is important for patients and warranted, and could produce an important new comprehensive cholesterol treatment tool for physicians.

“We are very pleased to execute this agreement, which follows on from the successful application of our NanoCrystal Technology in the current TriCor 145 product. We hope applying this technology will result in the successful development and launch of a combination product that will benefit patients”, commented Paul V. Breen, Executive Vice President and Head, Elan Drug Technologies.

About NanoCrystal® Technology and Elan Drug Technologies
Elan's NanoCrystal technology is a proven, robust, drug optimization technology enabling solubility easily and effectively for many poorly water-soluble compounds. The technology which can offer enhanced commercialization opportunities is covered by 1,077 U.S. and foreign patents and patent applications and is part of a suite of technologies which Elan's Drug Technologies business offers to third party clients. The drug in nano-form can be incorporated into common dosage forms, including tablets, capsules, inhalation devices, and sterile forms for injection, with the potential for substantial improvements to clinical performance.

Currently four products marketed in the United States utilize Elan’s NanoCrystal Technology, including TriCor® (marketed by Abbott), Megace® ES (marketed by Par Pharmaceuticals) and Rapamune® (marketed by Wyeth).

The NanoCrystal Technology is part of a suite of capabilities available through Elan Drug Technologies (EDT). With over 30 products launched in 40 countries, EDT has a proven track record of collaborating with pharmaceutical companies. For more information about Elan Drug Technologies please visit www.elan.com/EDT.

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About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Crestor®
Crestor (rosuvastatin calcium) is a once-daily prescription medication for use as an adjunct to diet in the treatment of various lipid disorders including primary hypercholesterolemia, mixed dyslipidemia and isolated hypertriglyceridemia.  It is a member of the statin (HMG-CoA reductase inhibitors) class of drug therapy.  Crestor has not been determined to prevent heart disease, heart attacks or strokes. For patients with hypercholesterolemia and mixed dyslipidemia, the usual recommended starting dose of Crestor is 10 mg.  However, initiation of therapy with 5 mg once daily should be considered for patients requiring less aggressive LDL-C reductions or who have predisposing factors for myopathy, and for special populations such as patients taking cyclosporine, Asian patients and patients with severe renal insufficiency.  For patients with marked hypercholesterolemia (LDL-C >190 mg/dL) and aggressive lipid targets, a 20mg starting dose may be considered.  AstraZeneca licensed worldwide rights to Crestor from the Japanese pharmaceutical company Shionogi & Co., Ltd.

Crestor (rosuvastatin calcium) Important Safety Information
Crestor is contraindicated in patients with active liver disease or unexplained persistent elevations of serum transaminases, in women who are pregnant or may become pregnant, and in nursing mothers.  It is recommended that liver function tests be performed before and at 12 weeks following both the initiation of therapy and any elevation of dose, and periodically (e.g., semiannually) thereafter.  Rare cases of rhabdomyolysis with acute renal failure secondary to myoglobinuria have been reported with Crestor and with other drugs in this class.  The 40mg dose of Crestor is reserved only for those patients who have not achieved their LDL-C goal utilizing the 20 mg dose of Crestor once daily. When initiating statin therapy or switching from another statin therapy, the appropriate Crestor starting dose should first be utilized, and only then titrated according to the patient’s individualized goal of therapy.  The benefit of further alterations in lipid levels by the combined use of rosuvastatin

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with fibrates or niacin should be carefully weighed against the potential risks of this combination.  Combination therapy with rosuvastatin and gemfibrozil should generally be avoided.

Crestor should be prescribed with caution in patients with predisposing factors for myopathy, such as renal impairment, advanced age and inadequately treated hypothyroidism.  Patients should be advised to promptly report unexplained muscle pain, tenderness or weakness, particularly if accompanied by malaise or fever.  Crestor is generally well-tolerated.  Adverse reactions have usually been mild and transient.  The most frequent adverse events thought to be related to Crestor were myalgia (3.3%), constipation (1.4%), asthenia (1.3%), abdominal pain (1.3%) and nausea (1.3%).

About TriCor
TriCor (fenofibrate tablets) is a member of the fibrate class of medications, used to treat abnormal lipid levels in the bloodstream, including cholesterol and triglycerides. TriCor is a once-daily treatment available in 145 mg and 48 mg tablets that can be taken with or without food.

TriCor, in addition to appropriate diet, is used to treat adults with high cholesterol, with or without elevated triglycerides (Fredrickson types IIa, IIb). TriCor reduces elevated LDL-C (“bad” cholesterol), total cholesterol, triglycerides and apolipoprotein B, and increases HDL-C (“good” cholesterol). The independent effect of raising HDL cholesterol or lowering triglycerides on the risk of cardiovascular morbidity and mortality has not been established with TriCor. Abbott markets TriCor in the U.S. through an agreement with Solvay Pharmaceuticals, Inc.

TriCor, in addition to appropriate diet, is also used to treat adults with high triglycerides (Fredrickson types IV and V). Excessive body weight, drinking alcohol, diseases such as diabetes and hypothyroidism, and various drugs can contribute to high triglyceride levels and these should be assessed before a patient is prescribed TriCor tablets. TriCor should only be prescribed after reasonable attempts to modify lipid profile with diet modification, exercise and decreased alcohol consumption have failed. It is important for patients to stay on a diet restricted in saturated fat and cholesterol while taking TriCor.

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TriCor Important Safety Information
TriCor tablets are not for everyone. TriCor should not be taken by people with serious liver, kidney or gallbladder disease, or by those who may be allergic or sensitive to the drug.

The combined use of TriCor and HMG-CoA reductase inhibitors (statins) has not been advised because of a potential for serious side effects that could lead to acute renal failure. The benefit of further alterations in lipid levels needs to be weighed against the increased risks of this drug combination.

TriCor tablets may cause changes in laboratory reports, especially in liver chemistry results. Regular periodic liver tests should be performed while patients are taking TriCor. Patients should contact their doctors if they feel pain in the stomach area while taking TriCor, as this can be a sign of gallstones or inflammation of the pancreas. TriCor may cause muscle pain or serious muscle disease, allergic type reactions and possible changes in blood chemistry. If patients experience unexpected muscle pain, tenderness or weakness while taking TriCor, a health care provider should be contacted immediately.

Patients should notify their doctor if they are taking any other drugs while taking TriCor including any other cholesterol-lowering medications. TriCor may have an effect on drugs that help prevent blood clotting, such as the blood thinner Coumadin® (warfarin sodium tablets, USP), and doctors should monitor blood-clotting tests more frequently.

Patients should tell their doctors about any side effects they experience, including breathing problems, back pain and headaches.

For more information about TriCor (fenofibrate) Tablets, including full prescribing information, please visit www.tricortablets.com.

NanoCrystal® Technology is a registered trademark of Elan Pharma International Limited, Ireland.
TriCor® is a registered trademark owned by Abbott Laboratories Corporation.
Megace® is a registered trademark of Bristol-Myers Squibb Company licensed to Par Pharmaceutical, Inc.
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Rapamune® is a registered trademark owned by Wyeth Pharmaceuticals.
Crestor® is a registered trademark of the AstraZeneca group of companies.
Coumadin® is a registered trademark of Bristol-Myers Squibb Company.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the license agreement between Elan and Abbott. These statements are based on Elan’s current beliefs and expectations. The license agreement may not result in the successful development or commercialization of a combination product and Elan may not receive any milestone or royalty payments under the license agreement. Factors which could cause actual results to differ materially from Elan’s current expectations include the risks that Elan’s NanoCrystal Technology may not be successfully utilized in creating a combination product, a combination product may have potentially serious side effects, Elan may lose proprietary protection for its NanoCrystal Technology, the license agreement is terminated early or Elan may encounter other unexpected delays or hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with Elan’s drug development and other activities, see the periodic and current reports that Elan has filed with the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.